UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~005940~~ 16655

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING FEBRUARY 1, 2006 (MM/DD/YY) AND ENDING JANUARY 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
RUSHMORE CAPITAL, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

160 SUMMIT AVENUE
(No. and Street)

MONTVALE, NJ	NJ	07645
(City)	(State)	(Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 29 2007
WASH, D.C.
185

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
HARRY LEFKOWITZ (201) 476-0900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WOLINETZ, LAFAZAN & COMPANY, P.C.
(Name – *if individual, state last, first, middle name*)

5 NORTH VILLAGE AVENUE, ROCKVILLE CENTRE, NY 11570
(Address) (City) (State) (Zip Code)

PROCESSED
APR 17 2007
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RUSHMORE CAPITAL, INC.
Financial Report
January 31, 2007

CONTENTS

OATH OR AFFIRMATION

I, HARRY LEFKOWITZ, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of RUSHMORE CAPITAL, INC., as of January 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President



Notary Public

MARK SHEFTS
Notary Public of New Jersey
ID # 58321
Commission Expires Jan. 7, 2012

Wolinetz, Lafazan & Company, P.C.

Certified Public Accountants

5 North Village Avenue
Rockville Centre
New York 11570
516-536-0770
Fax: 516-536-5753
www.wolafcpa.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder
Rushmore Capital, Inc.

We have audited the accompanying statement of financial condition of Rushmore Capital, Inc. as of January 31, 2007, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rushmore Capital, Inc. as of January 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



WOLINETZ, LAFAZAN & COMPANY, P.C.

Rockville Centre, New York
March 21, 2007

RUSHMORE CAPITAL, INC.
STATEMENT OF FINANCIAL CONDITION
JANUARY 31, 2007

ASSETS

Cash and Cash Equivalents		$ 283,800
Brokerage receivables		146,102
Other assets		16,891
Total Assets		$ 446,793

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses		$ 279,447
Income taxes payable		5,000
Total Liabilities		284,447
Commitments and Contingencies		
Stockholders' Equity:		
Common stock, no par value, authorized 1,000 shares, issued 300 shares	$ 30,295	
Additional paid-in capital	58,825	
Retained earnings	99,526	
	188,646	
Less: Cost of treasury stock (50 shares)	(26,300)	
Total Stockholders' Equity		162,346
Total Liabilities and Stockholders' Equity		$ 446,793

The accompanying notes are an integral part of the financial statements.

RUSHMORE CAPITAL, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED JANUARY 31, 2007

REVENUES:		
Commission income		$ 759,419
ECN income		15,881
Interest		38,971
Other income		99,399
Total Revenues		913,670
EXPENSES:		
Compensation – stockholder/officer	$ 424,373	
Employee compensation and benefits	141,707	
Regulatory fees and expenses	33,501	
Clearing charges	62,246	
ECN expenses	22,896	
Communication and data processing	34,270	
Other expenses	177,924	
Total Expenses		896,917
Income before provision for income taxes		16,753
Provision for income taxes		5,000
NET INCOME		$ 11,753

The accompanying notes are an integral part of the financial statements.

RUSHMORE CAPITAL, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED JANUARY 31, 2007

	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Total
Balances - February 1, 2006	$ 30,295	$ 58,825	$ 87,773	$ (26,300)	$ 150,593
Net income	-	-	11,753	-	11,753
Balances - January 31, 2007	$ 30,295	$ 58,825	$ 99,526	$ (26,300)	$ 162,346

The accompanying notes are an integral part of the financial statements.

RUSHMORE CAPITAL, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JANUARY 31, 2007

Cash Flows from Operating Activities:	
Net income	$ 11,753
Adjustments to reconcile net income to net cash provided by operating activities:	
Gain on Sale of Investments	(3,995)
Changes in Operating Assets and Liabilities:	
Brokerage receivables	(4,929)
Other assets	7,593
Accounts payable and accrued expenses	109,927
Income taxes payable	189
Net Cash Provided by Operating Activities	120,538
Cash Flows from Investing Activities:	
Payments upon exercise of stock options owned	(4,807)
Proceeds on sale of investments	12,102
Net Cash Provided by Investing Activities	7,295
Cash Flows from Financing Activities	-
Increase in Cash and Cash Equivalents	127,833
Cash and Cash Equivalents - Beginning of Year	155,967
Cash and Cash Equivalents - End of Year	$ 283,800
Supplemental Cash Flow Information:	
Cash paid for income taxes	$ 4,379
Cash paid for interest	$ -

The accompanying notes are an integral part of the financial statements.

RUSHMORE CAPITAL, INC.
Notes to Financial Statements

NOTE 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Rushmore Capital, Inc., (the "Company) is a brokerage firm engaged primarily in retail activities. The Company is a registered broker-dealer with and is a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Company was formerly known as HMS Securities, Inc. with the name change having been made in October 2006.

The Company operates under the provision of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Revenue Recognition

The Company records client transactions on a trade date basis. The Company is exposed to risk of loss on these transactions in the event a client or broker fails to meet the terms of their contracts, in which case the Company may have to purchase or sell the positions at prevailing market prices.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents.

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes, which requires the recognition of deferred tax liabilities and assets at tax rates expected to be in effect when these balances reverse. Future tax benefits attributable to temporary differences are recognized to the extent that realization of such benefits is more likely than not.

NOTE 2 - Brokerage Receivables

Receivable from broker consists of the following:

Receivable from clearing broker – commissions	$117,642
Clearing broker deposit receivable	28,460
	$146,102

NOTE 3 - Capital Ratio

The capital ratio was 196%, versus an allowable maximum of 1500%, pursuant to the Uniform Net Capital Rule 15c3-1, under the Securities Exchange Act of 1934. The Firm's net capital requirement pursuant to said rule is $18,973. The net capital as computed was $145,455, leaving an excess over requirements of $126,482.

NOTE 4 - Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of investors. The Company introduces these transactions for clearance to another broker/dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions when necessary. At January 31, 2007, the Company believes that its exposure to such credit risk is immaterial.

The Company is obligated to settle transactions with brokers and/or other financial institutions even if its customers fail to meet their obligations to the Company. Customers are required to complete their transactions on settlement date, generally three business days after trade date. If customers do not fulfill their contractual obligations, the Company may incur losses. The Company has established procedures to reduce this risk by requiring that customers deposit cash and/or securities into their account prior to placing an order. In addition, the Company monitors each of its customers via computer analysis to assess risk of each trade and the customer's overall position.

RUSHMORE CAPITAL, INC.
Notes to Financial Statements

NOTE 5 - Income Taxes

The components of the provision for income taxes are as follows:

Current:	
Federal	$ 3,400
State	1,600
	$ 5,000

NOTE 6 - Profit Sharing Plan

The Company sponsors a defined contribution 401(k) profit sharing plan ("the Plan") that covers substantially all employees. Under the Plan, the Company may make a discretionary contribution determined by the Board of Directors. All employees are eligible to participate in the Plan, based on meeting certain age and term of employment requirements. The Company made no matching contributions during the year ended January 31, 2007.

NOTE 7 - Related Party Transactions

The Company rents its office facilities on a month-to-month basis from a related party. Rent expense was $12,000 for the year ended January 31, 2007.

SUPPLEMENTAL SCHEDULES

SCHEDULE 1.

RUSHMORE CAPITAL, INC.
COMPUTATION OF NET CAPITAL UNDER S.E.C. RULE 15c3-1
JANUARY 31, 2007

CREDIT ITEMS:			
Total Stockholders' Equity			$ 162,346
DEBIT ITEMS:			
Other assets			16,891
Net Capital			145,455
Less: Minimum Net Capital Requirement			18,973
Remainder: Net capital in excess of all requirements			$ 126,482
Capital Ratio: (Maximum allowance 1500%)			
Aggregate Indebtedness	$284,447		
Divided by: Net Capital	$145,455	=	196%
Net Capital Requirement:			
Greater of:			
Minimum net capital required (6.67% of $284,447)			$ 18,973
Minimum dollar net capital requirement			$ 5,000

SCHEDULE 2.

RUSHMORE CAPITAL, INC.
RECONCILIATION OF THE COMPUTATION OF NET CAPITAL
JANUARY 31, 2007

Net capital - per Company's unaudited X-17A-5 Part II A Filing	$ 182,383
Increase in brokerage receivables	22,050
Increase in accounts payable and accrued expenses	(53,978)
Increase in income taxes payable	(5,000)
Net Capital - per report pursuant to Rule 17a-5(d)	$ 145,455

To the Board of Directors and Stockholder
Rushmore Capital, Inc.

Gentlemen:

In planning and performing our audit of the financial statements of Rushmore Capital, Inc. ("the Company") for the year ended January 31, 2007, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission ("the Commission"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Rushmore Capital, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (II) and in complying with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3 because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures to determine compliance with the exemption provision of Rule 15c3-3, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at January 31, 2007, to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a -5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to and should not be used for any other purposes or by anyone other than these specified parties.

Respectfully submitted,



WOLINETZ, LAFAZAN & COMPANY, P.C.

Rockville Centre, New York
March 21, 2007

END